SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 27, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐

SIGNATURES

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com 27 April 2009
Media release
UBS names Alex Wilmot-Sitwell and Carsten Kengeter as co-CEOs of its Investment Bank
Jerker Johansson, CEO UBS Investment Bank, has resigned from UBS with immediate effect.
Zurich/Basel, 27 April 2009 – UBS today announced the appointment of Alex Wilmot-Sitwell and Carsten Kengeter as co-CEOs of its Investment Bank effective immediately.
Alex Wilmot-Sitwell joined the firm in 1996 and is a member of the Group Executive Board. He has been joint global head of the Investment Banking Department since November 2005 and Chairman and CEO of UBS Group Europe, Middle East & Africa (EMEA) since January 2008.
Carsten Kengeter joined UBS in September 2008 and is the joint global head of Fixed Income, Currencies and Commodities (FICC) within UBS Investment Bank. In his new role he will also be a member of the Group Executive Board.
Oswald J. Grübel, Group CEO of UBS, commented on the appointments: “I would like to congratulate Alex and Carsten on their new roles. Under their joint leadership we will continue to build on the strong core businesses of our Investment Bank and remediate our legacy risks. Our Investment Bank is indispensable to our global firm and to our integrated business model.”
Jerker Johansson has resigned from his role as CEO of the Investment Bank with immediate effect. He joined UBS in March 2008 and was a member of UBS’s Group Executive Board.
“I would like to thank Jerker for his great efforts and his valuable contribution to the repositioning of our Investment Bank,” Grübel said.
UBS

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: April 27, 2009